INNOVATION BEVERAGE GROUP LTD.

29 Anvil Road

Seven Hills, NSW 2147 Australia

October 11, 2023

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jay Ingram and Evan Ewing

Re:	Innovation Beverage Group Ltd

Amendment No. 19 to the Registration Statement on Form F-1

File No. 333-266965

Filed September 29, 2023

Dear Messrs. Ingram and Ewing:

On behalf of Innovation Beverage Group Ltd. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on October 6, 2023 regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”). Changes made in response to the Staff’s comments have been made in our amendment to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

For convenience, the Staff’s comments have been restated below and the Company’s response is set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 19 to Registration Statement on Form F-1

Unaudited Interim Consolidated Financial Statements

Consolidated Balance Sheets, page F-23

1.	Refer to the December 31, 2022 balance sheet column and reconcile with the amounts disclosed on the December 31, 2022 balance sheet shown on page F-3, as we note certain amounts do not agree. Also, please label all of the columns on the unaudited interim statements of operations and comprehensive loss, stockholders’ equity and cash flows as unaudited, as we note you have only designated the June 30, 2023 columns as unaudited. Further, on page F-36 (Note 10 - Income Taxes), provide a reconciliation of the effective tax rate to statutory rate for the comparative six months ended June 30, 2022, as your current disclosure provides the reconciliation for the year ended December 31, 2022.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions. With respect to column labels of the unaudited interim statements of operations and comprehensive loss, stockholders’ equity and cash flows as unaudited, the Company respectfully clarifies that for the six months ended June 30, 2022 the interim consolidated financial statements were audited whereas for the six months ended June 30, 2023 the interim consolidated financial statements were unaudited.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Darrin Ocasio, of Sichenzia Ross Ference Carmel LLP at (212) 930-9700.

Sincerely,

Dean Huge
Chief Executive Officer

cc:	Darrin Ocasio, Esq.